Filed by Southwest Airlines Co.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: AirTran Holdings, Inc.

Commission File No.: 1-15991

On November 9, 2010, Southwest Airlines Co. (“Southwest”) issued the following press release and made the following related post on its intranet website, www.swalife.com.

Press Release:

SOUTHWEST AIRLINES AND AIRTRAN HOLDINGS

EACH RECEIVE ANTITRUST SECOND REQUEST

Dallas, TX and Orlando, FL – November 9, 2010 – Southwest Airlines Co. [NYSE: LUV] and AirTran Holdings, Inc. [NYSE: AAI] announced today that each received a request yesterday for additional information from the Antitrust Division of the United States Department of Justice (DOJ) in connection with Southwest’s previously announced proposed acquisition of AirTran. This action, often referred to as a “second request,” is a common part of the regulatory approval process under the Hart-Scott-Rodino Antitrust Improvements Act. Both parties are in the process of gathering information to respond to the second request and will continue to work cooperatively with the DOJ as it reviews the transaction. Completion of the transaction remains subject to the approval of AirTran stockholders, receipt of DOJ and any other necessary clearances, and fulfillment of customary closing conditions. While a definitive closing date cannot yet be determined, Southwest and AirTran maintain their expectation that the transaction will close in the first half of 2011.

About Southwest Airlines

After nearly 40 years of service, Southwest Airlines (NYSE: LUV) continues to differentiate itself from other low fare carriers—offering a reliable product with exemplary Customer Service. Southwest Airlines is the nation’s largest carrier in terms of originating domestic passengers boarded, now serving 69 cities in 35 states. Southwest also is one of the most honored airlines in the world known for its commitment to the triple bottom line of Performance, People, and Planet. To read more about how Southwest is doing its part to be a good citizen, visit southwest.com/cares to read the Southwest Airlines One Report TM. Based in Dallas, Southwest currently operates more than 3,200 flights a day and has nearly 35,000 Employees systemwide.

About AirTran Airways

AirTran Airways, a subsidiary of AirTran Holdings, Inc. (NYSE: AAI) and a Fortune 1000 company, has been ranked the number one low cost carrier in the Airline Quality Rating study for the past three years. AirTran Airways is the only major airline with Gogo Inflight Internet on every flight and offers coast-to-coast service on North America’s newest all-Boeing fleet. AirTran’s low-cost, high-quality product also includes assigned seating, Business Class and complimentary XM Satellite Radio on every flight.

Important Information for Investors and Stockholders

Communications in this press release do not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed acquisition of AirTran by Southwest Airlines will be submitted to the stockholders of AirTran for their consideration. In connection therewith,

Southwest Airlines will file a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”) that will include a proxy statement of AirTran that also constitutes a prospectus of Southwest Airlines. Southwest Airlines and AirTran also plan to file other documents with the SEC regarding the proposed transaction. SOUTHWEST AIRLINES URGES INVESTORS AND SECURITY HOLDERS OF AIRTRAN TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the proxy statement/prospectus and other documents containing important information about Southwest Airlines and AirTran, once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Southwest Airlines will be available free of charge on Southwest Airlines website at www.southwest.com under the tab “Investor Relations” or by contacting Southwest Airlines Investor Relations Department at (214) 792-4415. Copies of the documents filed with the SEC by AirTran will be available free of charge on AirTran’s website at www.airtran.com under the tab “Investor Relations” or by contacting AirTran’s Investor Relations Department at (407) 318-5188.

Southwest Airlines, AirTran and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of AirTran in connection with the proposed transaction. Information about the directors and executive officers of Southwest Airlines is set forth in its proxy statement for its 2010 annual meeting of shareholders, which was filed with the SEC on April 16, 2010. Information about the directors and executive officers of AirTran is set forth in its proxy statement for its 2010 annual meeting of stockholders, which was filed with the SEC on April 2, 2010. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

This news release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These include statements relating to Southwest’s plans and expectations with respect to the acquisition of AirTran, including the anticipated timeframe for closing of the acquisition. These forward-looking statements are based on Southwest’s and AirTran’s current intent, beliefs, expectations, and projections and are not guarantees of future performance. These statements involve risks, uncertainties, assumptions, and other factors that are difficult to predict and that could cause actual results to vary materially from those expressed in or indicated by them. Factors include, among others, the possibility that the transaction is delayed or does not close, including due to the inability of Southwest and AirTran to obtain all approvals necessary or the failure of other closing conditions.

Southwest and AirTran caution that the foregoing list of factors is not exclusive. Additional information concerning these and other risks is contained in Southwest’s and AirTran’s most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K, and other SEC filings. Southwest and AirTran undertake no obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof.

Media Contacts:	Southwest Airlines	Investor Contacts:	Southwest Airlines
	(214) 792-4847		(214) 792-4415

	AirTran Airways		AirTran Airways
	(678) 254-7442		(407) 318-5188

SWALife Post:

DOJ Requests Additional Information Regarding Acquisition

Blog By: EmployeeNews on Nov 09, 2010 at 12:42 pm

Southwest Airlines and AirTran today confirmed we each have received a “second request” for information from the U.S. Department of Justice (DOJ), as part of the DOJ’s ongoing review of our proposed acquisition of AirTran Holdings, the parent company of AirTran Airways. The contents of the DOJ’s request will not be made public. Essentially, however, a second request is a request by the DOJ for additional information regarding the proposed acquisition so that the DOJ can more thoroughly review the transaction. Issuance of a second request is not an uncommon part of the DOJ review process, particularly for proposed acquisitions or mergers of large airlines. A second request was issued during the Delta-Northwest acquisition process and, most recently, in the United-Continental merger. While it’s still too early to determine a definitive closing date, Southwest and AirTran continue to expect that the transaction will close in the first half of 2011.

Important Information for Investors and Stockholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed acquisition of AirTran by Southwest Airlines will be submitted to the stockholders of AirTran for their consideration. In connection therewith, Southwest Airlines will file a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”) that will include a proxy statement of AirTran that also constitutes a prospectus of Southwest Airlines. Southwest Airlines and AirTran also plan to file other documents with the SEC regarding the proposed transaction. SOUTHWEST AIRLINES URGES INVESTORS AND SECURITY HOLDERS OF AIRTRAN TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the proxy statement/prospectus and other documents containing important information about Southwest Airlines and AirTran, once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Southwest Airlines will be available free of charge on Southwest Airlines website at www.southwest.com under the tab “Investor Relations” or by contacting Southwest Airlines Investor Relations Department at (214) 792-4415. Copies of the documents filed with the SEC by AirTran will be available free of charge on AirTran’s website at www.airtran.com under the tab “Investor Relations” or by contacting AirTran’s Investor Relations Department at (407) 318-5188.

Southwest Airlines, AirTran and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of AirTran in connection with the proposed transaction. Information about the directors and executive officers of Southwest Airlines is set forth in its proxy statement for its 2010 annual meeting of shareholders, which was filed with the SEC on April 16, 2010. Information about the directors and executive officers of AirTran is set forth in its proxy statement for its 2010 annual meeting of stockholders, which was filed with the SEC on April 2, 2010. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/ prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These include statements relating to Southwest’s plans and expectations with respect to the acquisition of AirTran, including the anticipated timeframe for closing of the acquisition. These forward-looking statements are based on Southwest’s and AirTran’s current intent, beliefs, expectations, and projections and are not guarantees of future performance. These statements involve risks, uncertainties, assumptions, and other factors that are difficult to predict and that could cause actual results to vary materially from those expressed in or indicated by them. Factors include, among others, the possibility that the transaction is delayed or does not close, including due to the inability of Southwest and AirTran to obtain all approvals necessary or the failure of other closing conditions.

Southwest and AirTran caution that the foregoing list of factors is not exclusive. Additional information concerning these and other risks is contained in Southwest’s and AirTran’s most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K, and other SEC filings. Southwest and AirTran undertake no obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof.